Exhibit 99.77

APHRIA PROVIDES UPDATE ON PART III EXPANSION OPERATIONS

First harvest from Part III expected to take place at the end of April

Leamington, Ontario — April 5, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today provided the following operational update to its Part III expansion of its facility in Leamington, Ontario, which received Health Canada approval as previously announced on March 13, 2018:

•      Part III expansion is now at full capacity with its weekly crop harvests of 10,000 plants

•      The first harvest from Part III is expected to take place during the last week of April

•                  Part III is anticipated to yield 380-400 kg per week, which is in addition to the yields from our existing 100,000 square feet of production area

•                  Once in full rotation, the Leamington facility will house production from over 80,000 plants resulting in a total annual yield of 30,000 kg.

“We’re incredibly excited and proud of our whole team that has ramped up operations in our state-of-the-art Part III greenhouse expansion with incredible speed and care,” said Vic Neufeld, CEO of Aphria. “As we prepare to make our first harvest from Part III later this month, work continues to rapidly advance on our 700,000-square-foot Part IV expansion, which we anticipate will have its first sale early next year. At Aphria, we know how to grow, and we know how to grow to scale, which is why we will continue to set the standard around the world for low-cost production of high-quality, pure and safe cannabis for both the medical and adult-use markets.”

The Part III expansion added 200,000 square feet of production space and more than tripled Aphria’s production capacity from 9,000 kg annually to 30,000 kg annually. When completed early next year, the fully expanded facility (referred to as Aphria One) will provide over 1,000,000 square feet of production space with an annualized capacity of 100,000 kg. Combined with the Company’s Double Diamond Farms location (referred to as Aphria Diamond) and its B.C.-based subsidiary Broken Coast Cannabis, Aphria’s fully-funded production capacity is anticipated to be approximately 230,000 kg per year by early 2019.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, including weekly crop harvests, first harvest, plant yields, total plants in the facility, first sale from the Part III expansion area and fully funded production capacity. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.